FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

 TORONTO, September 27, 2017

Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX SELLS SHARES OF ICICI LOMBARD

Toronto, Ontario (September 27, 2017) – Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that its wholly owned subsidiary, FAL Corporation, has sold 12.0% of the shares of ICICI Lombard General Insurance Company Limited ("ICICI Lombard") for gross proceeds of approximately US$548 million.  The shares were sold as part of ICICI Lombard's initial public offering, which values ICICI Lombard at Rs. 30,000 crore (approximately US$4.6 billion).

ICICI Lombard is a leading general insurance company in India with gross written premiums of over US$1.6 billion for fiscal year 2017.  Upon completion of the transaction, Fairfax's share ownership in ICICI Lombard will be approximately 9.9%.

This sale transaction along with the previously announced sale of 12.2% of the shares of ICICI Lombard that closed in July 2017 and the remaining 9.9% of the shares of ICICI Lombard that Fairfax continues to hold results in total proceeds of US$1.4 billion (including approximately US$450 million in marketable shares) and a net gain of approximately US$950 million after tax (an increase in book value per basic share of Fairfax of approximately US$34 on a pro forma basis).

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   John Varnell, Vice President, Corporate Development, at (416) 367-4941

This announcement is not an offer of securities for sale in the United States.  Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws.  There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.